OFI Letterhead


                                         March 1996


Dear Connecticut Mutual Liquid Account Shareholder:

     I am writing to you today to let you know about a positive change that has been proposed for Connecticut Mutual Liquid Account (the
"Fund").

     After careful consideration, the Board of Directors of your Fund determined that it would be in the best interests of shareholders of the Fund to reorganize into another Oppenheimer fund, Oppenheimer Money Market Fund, Inc.

A shareholder meeting has been scheduled in April, and all shareholders of record on March 18 are being asked to vote either in person or by proxy. You will find a notice of the meeting, a proxy statement detailing the proposal, a ballot card, a prospectus of Oppenheimer Money Market Fund, as well as a postage-paid return envelope enclosed for your use.

What is being proposed?

     Your Fund's Board of Directors, which represents your interests in the management of the Fund, recommended approval of the merger of the Fund into another Oppenheimer fund, Oppenheimer Money Market Fund.

Why do the Board and the Fund's new Investment Advisor, OppenheimerFunds, Inc., recommend this change?

The consolidation of the Fund into Oppenheimer Money Market Fund makes sense because both funds share substantially similar investment objectives and policies. In addition, the Board believes the merger is advantageous for shareholders because the larger asset size of Oppenheimer Money Market Fund offers shareholders the potential for greater portfolio diversification, than is currently possible in either fund alone, especially Liquid Account.

     Another benefit for shareholders is the potential for greater economies of scale that may result from consolidation into a much larger fund. By merging the Fund into Oppenheimer Money Market Fund -- which now has approximately $780 million in assets -- shareholders of the Fund may benefit from economies of scale in overall operating expenses as costs are spread among a larger number of shareholders.

     Your vote is very important because these decisions will affect your investment. So, we urge you to consider these issues carefully, and to make your vote count.


How do you vote?

     No matter how large or small your investment, your vote is important, so please review the proxy statement carefully. To cast your vote, simply mark, sign and date the enclosed proxy ballot and return it in the postage-paid envelope today. It can be expensive to remail ballots if not enough responses are received to conduct the meeting.

     Please contact your financial advisor or call us at 1-800-525-7048 if you have any questions.

     As always, we thank you for allowing us to manage a portion of your investment assets.

                                    Sincerely,



                                    [BAM signature]



Enclosure